BNC BANCORP

SUMMARY ANNUAL REPORT 2004



In 2004 we continued to nurture our Smart Growth business model. The roots have deepened and expanded, creating an even stronger financial result. Our employee commitment and performance have exceeded all expectations. We are proud of our many initiatives to help make our communities better places for everyone.

Contents

Smart Growth...Cultivating Strong Financial Results.





FINANCIAL HIGHLIGHTS

($ in thousands, except per share data)

	Year Ended December 31, 2004	2003	$ Change	% Change
Statements of Operations				
Net interest income	$ 15,142	$ 11,950	$ 3,192	26.7%
Provision for loan losses	1,190	520	670	128.8
Net interest income after provision	13,952	11,430	2,522	22.1
Noninterest income	3,190	3,379	(189)	(5.6)
Noninterest expense	11,863	10,034	1,829	18.2
Income before income taxes	5,279	4,775	504	10.6
Provision for income taxes	1,474	1,368	106	7.7
Net income	$ 3,805	$ 3,407	$ 398	11.7
Per Share Data				
Earnings per share - basic	$ 1.09	$ 0.97	$ 0.12	12.4%
Earnings per share - diluted	1.03	0.91	0.12	13.2
Cash dividends paid	0.14	0.11	0.03	27.3
Tangible book value	7.33	6.61	0.72	10.9
Closing market price	18.00	16.50	1.50	9.1
Balance Sheet Data				
Total assets	$ 497,549	$ 372,281	$ 125,268	33.6%
Loans	420,838	303,732	117,106	38.6
Allowance for loan losses	5,361	4,598	763	16.6
Goodwill	3,423	3,423	-	0.0
Deposits	391,480	296,742	94,738	31.9
Borrowings and Trust preferred securities	73,771	46,535	27,236	58.5
Shareholders' equity	29,037	26,493	2,544	9.6
Key Ratios				
Return on average assets	0.86%	1.03%		
Return on average equity	13.58%	12.74%		
Return on average tangible equity	15.53%	14.68%		
Allowance for loan losses to nonperforming loans	1614.76%	550.66%		
Nonperforming assets to total asset	0.18%	0.27%		
Net loan charge-offs to average loans	0.12%	0.09%		

FORWARD LOOKING STATEMENTS

This report contains certain forward-looking statements with respect to the financial condition, results of operations and business of the Company and the Bank. These forward-looking statements involve risks and uncertainties and are based on the beliefs and assumptions of management of the Company and on the information available to management at the time that these disclosures were prepared. These statements can be identified by the use of words like "expect," "anticipate," "estimate" and "believe," variations of these words and other similar expressions. Readers should not place undue reliance on forward-looking statements as a number of important factors could cause actual results to differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, (1) competition in the Bank's markets, (2) changes in the interest rate environment, (3) general national, regional or local economic conditions may be less favorable than expected, resulting in, among other things, a deterioration in credit quality and the possible impairment of collectibility of loans, (4) legislative or regulatory changes, including changes in accounting standards, (5) significant changes in the federal and state legal and regulatory environment and tax laws, (6) the impact of changes in monetary and fiscal policies, laws, rules and regulations and (7) other risks and factors identified in the Company's other filings with the SEC. The Company undertakes no obligation to update any forward-looking statements.

To Our Shareholders:



W. Swope Montgomery, Jr.
President & CEO

In 2004, BNC Bancorp achieved record earnings for the seventh consecutive year and double-digit percentage increases in assets, loans, deposits, and revenue. We also continued to invest in this company's future—expanding into new markets, enhancing our retail and commercial banking capabilities and increasing our rigorous attention to credit quality and operational risk.

Net income for the year was $3.8 million, up 12% compared to the $3.4 million reported for 2003. Net income per share increased by 13%, finishing the year at $1.03 on a fully diluted basis, compared to the $0.91 per share earned in 2003. Return on Tangible Equity increased to 15.53% for the year, an increase of 85 basis points over the 14.68% reported for 2003. Total assets increased 34% to end the year at $497 million, a $125 million increase over year-end 2003.



CONSISTENT GROWTH RECORD
AMOUNTS IN MILLIONS
$500
$400
$300
$200
$100
2000
2001
2002
2003
2004
LOANS
DEPOSITS
ASSETS
COMPOUNDED ANNUAL GROWTH RATES
5YR
3YR
29.1%
33.4%
26.5%
31.9%
26.4%
33.3%

Our success is testimony to the powerful combination of growing markets, a sound business model, an experienced management team, and an attractive customer base—a combination that fuels our commitment to achieving consistent, quality earnings growth while enhancing future opportunities.

Our performance reflects the hard work, effectiveness and expertise of each of our employees in 2004. Despite challenging economic conditions for the banking industry, our employees turned in another year of significant growth and progress, underscoring their dedication to creating value for our shareholders, customers and the communities we serve.

SMART GROWTH

The Smart Growth concept appears simple, however, it describes our philosophy towards expansion at BNC Bancorp. Many banks have decided to expand and grow without what appears to be a defined strategy. Our growth goals are aggressive, however, they must be in balance with our growth in earnings and capital. Without this proper balance, our goal of optimizing the long-term returns to our shareholders becomes much more difficult.

ASSET GROWTH

The key to BNC Bancorp's success in 2004 was our $117 million in loan growth. The 39% increase in our loan portfolio came

"Our success is testimony to the powerful combination of growing markets, a sound business model, an experienced management team, and an attractive customer base."

through a team effort that focused on quality loans, superior service, and expanding our reach to attract new customers. This growth was driven primarily by the continued performance of the High Point and Salisbury lending operations. The High Point office, opened in June of 2003, and the Salisbury office, opened in October of 2003, both ended 2004 with loans outstanding exceeding our most aggressive projections. While these two offices have been the flagship for growth over the past two years, all of our offices have reported substantial gains in their loan portfolios.



Left to Right:
David Spencer, Executive VP and CFO
Rick Callicutt, Executive VP and COO
Swope Montgomery, President and CEO

Over the past two years, our Company's strategic model for expansion has changed. In 2003, in an attempt to outgrow the expected decline in mortgage origination income, we opened commercial loan production offices in the High Point and Salisbury, North Carolina markets. The key to our Company's success since inception in 1991 has been hiring highly effective bankers in attractive markets, and providing the support and resources necessary for these individuals to succeed. This recipe for success has not changed. The major difference in the loan production model has to do with the cost and time required prior to opening.

In both the High Point and Salisbury loan production offices, once the key individuals were hired, a small local support staff trained, and a small office space secured, these lenders began moving loan customers to Bank of North Carolina. In both cases, once it was apparent that the Bank's new partnership with the community was a success, plans were developed for the construction of a full-service banking office. As opposed to believing that "if we build it they will come", we've taken the position that "if they come, we will build it."


CONSISTENT GROWTH IN NET INCOME
AMOUNTS IN THOUSANDS
$6,000
$5,000
$4,000
$3,000
$2,000
$1,000
$0
2000
2001
2002
2003
2004
INCOME BEFORE TAXES
NET INCOME
COMPOUNDED ANNUAL GROWTH RATES
5YR 3YR
22.7% 24.4%
24.9% 25.6%

This model allows the offices to become a positive contributor to the Company's bottom line much more quickly than traditional branching. In early 2005, we opened our High Point full-service office with over $60 million in loans outstanding. By having such a large customer base in place prior to opening, we have been able to make an even larger commitment to this market in terms of facility and staff. This facility and our grand opening festivities definitely got the attention of the High Point community. We have very big plans for this office in terms of future core-deposit and loan growth.

With the High Point and Salisbury loan production offices serving as successful market entry examples, we have announced plans to enter the Winston Salem market with a loan production office in 2005. Our plans are to expand our current mortgage office in Winston and expand our loan product offerings to include commercial and private consumer lending services.

CREDIT QUALITY

For our new model to fit within our Smart Growth philosophy, the credit quality of our loan portfolio must continue to remain strong. As part of the expansion of the loan portfolio, management placed a concerted emphasis on strengthening the credit risk functions of our Company. As a result, loan and asset quality strengthened during the year, reflecting the Bank's disciplined approach to credit risk management. Net charge-offs as a percentage of average loans were 0.12% in 2004, while nonperforming assets to total assets finished the year at 0.18%. We are very pleased with both of these measures of asset quality.

FUNDING GROWTH

Opening a loan production office requires much less time and regulatory approval than required for a full-service office. However, the lack of the ability, without regulatory


DILUTED EPS
$0.48
$0.58
$0.75
$0.91
$1.03
+26.3%
+20.8%
+29.3%
+21.3%
+13.2%
2000
2001
2002
2003
2004
COMPOUNDED ANNUAL GROWTH RATES
5YR 3YR
22.1% 21.1%
NASDAQ SMALL CAP: BNCN

approval, to open deposit accounts at these loan production offices poses another challenge to this type of model. In 2003 and 2004, with loan production at all time highs for our Company, we researched and gained comfort with raising funds through the wholesale funding markets.

Through the Federal Home Loan Bank and the wholesale CD markets, the Bank was able to raise over $110 million in funding in 2004 to support our loan growth. As opposed to electing short maturities, which would have provided the least cost in 2004, management chose to ladder our maturities out to five years. An advantage to the wholesale market was that these longer maturities, in the volumes we received, were not readily available in our local markets. We felt the laddering strategy was the most prudent to protect both the liquidity of our balance sheet and the long-term earnings

"Our employees turned in another year of significant growth and progress, underscoring their dedication to creating value for our shareholders, customers and communities we serve."

RETURN ON AVERAGE TANGIBLE EQUITY



15.53%
14.68%
12.74%
10.50%
10.26%
2000
2001
2002
2003
2004

In 2002, BNC's acquisition of Independence Bank provided $50 million in assets and diversification into two new markets. With 60% of the deal consideration in cash, the transaction was accretive in year one and BNC was able to leverage existing equity capital and enhance ROE. Since 2002, BNC has issued $16 million in Trust Preferred Securities allowing a further leveraging of shareholders' equity.

NASDAQ SMALL CAP: BNCN

"Our strong performance has enabled us to continue our commitment to improve the local communities we serve. We are especially proud of our many initiatives to make our communities better places for everyone."

growth of the company. As rates continue to increase, we are confident that these longer term funds will ultimately result in an inexpensive source of funding.

CAPITAL GROWTH

The Bank's capital position remained strong throughout the year, in conformance with the regulatory requirements. During the year, the Bank executed a number of capital management initiatives which enabled the Company to continue to pursue its aggressive growth goals while meeting all regulatory capital requirements. These included the issuance of $11 million in 30 year Trust Preferred Securities and a continuation of our Share Repurchase Plan approved by the Board of Directors in 2003.

Smart Growth means growing at a controlled pace, so that the Company can generate or obtain regulatory capital externally sufficient to support this level of growth. If growth outpaces a company's ability to generate or issue non-dilutive forms of capital, this extra growth has the potential to dilute shareholder returns. By utilizing Trust Preferred Securities, debt instruments that qualify as regulatory capital, as opposed to issuing additional common stock, and managing our asset growth, the Company has achieved a compound annual growth rate of 22% for diluted earnings per share over the past five years.



BANK of NORTH CAROLINA

RESULTS OF SMART GROWTH

BNC Bancorp has produced consistent and positive results for our shareholders over the five year period ended in 2004. Over this period, we delivered a compounded annual growth rate for net income of 25%, loans of 29%, assets of 26%, and diluted earnings per share of 22%. Our strong performance has enabled us to continue our commitment to improve the local communities we serve -- through loans, contributions and the volunteer efforts of so many of our employees and directors. We are especially proud of our many initiatives to make our communities better places for everyone. For example, we continue to support well-known community organizations such as the United Way, Habitat-for-Humanity, the Red Cross, local community colleges, local youth sports organizations, YMCA's, and local schools and hospitals.

EMPLOYEES' INTERESTS ALIGNED WITH SHAREHOLDERS

BNC Bancorp's goal is to continue to generate consistent, quality earnings growth to build long-term shareholder value. In support of that goal, the employees of this


NET CHARGE—OFFS TO AVERAGE LOANS
1.0%
0.8%
0.6%
0.4%
0.2%
0.0%
0.10%
0.23%
0.49%*
0.09%
0.12%
2000
2001
2002
2003
2004
NASDAQ SMALL CAP: BNCN

*ACQUIRED INDEPENDENCE BANK IN 2002

organization are paid for performance and held accountable to clearly defined company-wide objectives and values. Our incentive program is based on ten key performance measures that drive the Company's soundness, profitability, and growth. We are confident that it's no coincidence that the impressive five year growth statistics highlighted earlier coincide with the implementation and regular coaching of this incentive plan called "Compensation for Stakeholders."

Thinking and acting like shareholders also means to hold the integrity and reputation of our organization to lofty heights – beyond compromise. At a time when corporate governance and executive ethics became hot topics for the evening news, BNC Bancorp proved that our core values of commitment, respect, integrity, and teamwork are not only an ethical approach to business but also a pathway to success.

Over the long term, we aim for double-digit growth of our net income and continued growth in earnings per share, while carefully managing our credit, minimizing operational and business risks and investing for the future. With economic conditions improving, our overriding confidence in the markets we serve encourages us to invest in locations, technology, and our people to assure that each and every customer has the opportunity to reach their financial goals in partnership with Bank of North Carolina.

In closing, we wish to thank you, our shareholders, for your ongoing and invaluable support. We also are extremely grateful for the dedication and effectiveness of our outstanding team of more than 125 employees, and for the thousands of remarkable and entrepreneurial customers whom we are privileged to serve.

W. Swope Montgomery, Jr.

President & CEO

W. Groome Fulton, Jr.

Chairman of the Board

"At a time when corporate governance and executive ethics became hot topics for the evening news, Bank of North Carolina proved that our core values and teamwork are not only an ethical approach to business but also a pathway to success."





Smart Involvement... Establishing Deep Roots in Our Communities.



Larry Carroll
Top100 Financial Planner in U.S.

WHAT IS A **GOOD** CORPORATE **CITIZEN**?

At Bank of North Carolina, we believe it means more than just paying taxes or serving on a few obligatory committees. To us, corporate citizenship means giving back to the communities that support us. And it is a commitment we take very seriously.

It is our privilege to make the dream of home ownership possible for a young couple . . . to help a small business expand into larger facilities . . . to open a youngster's college savings fund . . . to help ensure sound financial futures for retirees . . . to provide rewarding, fulfilling jobs for employees.

But our commitment takes root even deeper. We are proud to be active sponsors of organizations that play important roles in making life better for all the people in our communities. From hosting financial seminars by Larry Carroll (one of the top 100 financial planners in the country) to providing funds to the Victory Junction Gang Camp (a summer camp for critically and terminally ill children), Bank of North Carolina is dedicated to supporting the works of a variety of quality, caring organizations in our operating area.

As our president, W. Swope Montgomery, Jr., says, "Our strong performance has enabled us to improve the local communities we serve – through loans, contributions and the volunteer efforts of so many of our employees and directors. We are especially proud of our many initiatives to make our communities better places for everyone."

United Way

We are here to do our part in fostering the well-being of the communities we serve – financially, educationally, recreationally, emotionally, nutritionally, medically and environmentally. And we are honored to do so.







SOME OF THE **ORGANIZATIONS** WITH **WHOM** BANK OF **NORTH CAROLINA** HAS **PARTNERED** INCLUDES:

Special Olympics

Davidson County Cancer Services

Communities in Schools – Lexington and Thomasville

Boy Scouts – Old North State Council

Thomasville Medical Center

Kernersville Little League

Kernersville Family YMCA

Davidson Vision

Tom A. Finch Community YMCA in Thomasville

Yadkin Pee-Dee Lakes Project

Arts United for Davidson County

Historic Salisbury Foundation

Thomasville Rotary Foundation

High Point Christian Academy

Wesleyan Education Center

Family Services of Davidson County

Meals on Wheels of Rowan County

Archdale Cheer Fund

J. Smith Young YMCA of Lexington

Victory Junction Gang Camp

High Point Regional Hospital

United Way




BANK OF NORTH CAROLINA
2

Smart Caring...
Expanding Reach through Employee Volunteerism.

WHAT, OR WHO, **EXACTLY** IS BANK OF **NORTH CAROLINA**?

Ask the question in the communities we serve and chances are better than not that the answer will not be a restatement of a corporate mission or catchy advertising tag line.

Instead, it's peoples' names – the names of the employees who work each day to make Bank of North Carolina the premier financial services institution it is.

But the answers come not just because of the great customer service or friendly attentiveness to financial needs these employees provide. The very same people who embody the very essence of Bank of North Carolina are family members, neighbors – and community volunteers.

"Civic duties are sometimes expected from our officers," explains David Spencer, Bank of North Carolina's Chief Financial Officer. "But these employees are doing it 100 percent from the heart."

As is typical of the customer-focused attitude of Bank of North Carolina employees, the chance to give back to the community isn't a selfish one. As Dixie McAdams, a customer service representative in the Thomasville Main office, says "I get more from it (community service) than those I serve."



Dixie McAdams
Customer Service Representative

Dixie is on the Board of Directors of Cooperative Community Ministries, an organization with which she has been involved for three years. That organization recently implemented a soup kitchen for the homeless, and Dixie helps with preparing and serving the food. She also has been a member of the Fairgrove Lions Club for four years, working with visually and hearing impaired people. "If I can make even a small difference in someone's life, it is worth it," she explains. "We are so blessed and we just don't know the hardships of some."



Gale Smith
Loan Operations Manager

Gale Smith has worked with Hospice of Davidson County for one year. Gale became involved with the organization after her mother was served by Hospice. Her involvement is rewarding – "the people are so appreciative," she explains. Along with her Hospice work, Gale participates with Meals on Wheels of Davidson County, something she's been doing for eight years. Gale is a loan operations manager in the Thomasville Operations Center.



Faith Wilson
Accounting



Heather Bryant
Loan Processor and Customer Service Representative



Christina Teague
Teller, Customer Service Representative and Loan Office Assistant

Thomasville Operations Center's Faith Wilson also delivers Meals on Wheels in Thomasville. Faith, who works in Accounting, has been delivering meals for two years and truly enjoys helping elderly people by ensuring they have nutritious meals.

Heather Bryant, a loan processor and customer service representative in the High Point Office, and Christina Teague, a teller, customer service representative and loan office assistant in Kernersville, are involved with their local American Red Cross chapters. Heather, although she has only worked with the High Point/Thomasville chapter for a short time, already "enjoys working with different people and making a difference in their lives." Christina says her two years as a volunteer have been fulfilling because "it's a great cause and I enjoy helping people. And I'm indirectly a part in saving lots of lives."

"To see a family get a new brick home and how happy it makes the kids is such a thrill," says Barbara Hiatt, a loan office assistant in the Mt. Airy Office. Barbara has been involved with her local Habitat for Humanity for two years and is currently serving as the president of the board of directors. "Unfortunately, most of the families (who qualify for a Habitat home) can't get a mortgage loan, and some live in horrible conditions," she says. "That really touches me."

The Salisbury loan processing office's administrative assistant is also involved in helping needy families get housing. Janet Karriker has been involved with the National Association of Home Builders for six years and is president of that organization's Women's Counsel. The NAHB recently built a Habitat for Humanity home, and Janet picked up and delivered food to the work site for 12 straight Saturdays. "Watching families being actively involved is rewarding," she explains. "But it also helps you appreciate what you have. I take nothing for granted now."



Barbara Hiatt
Loan Office Assistant



Janet Karriker
Loan Processing Office's Administrative Assistant

Smart Nurturing... Cultivating Customer Relationships.

NOBODY **KNOWS YOU** LIKE **WE DO.**

At Bank of North Carolina, we are committed to serving each of our customer's needs. We make it our mission to be more than just a provider of banking services. Our pledge is to provide the information, expertise and services needed to achieve a customer's financial goals.

That's why a Bank of North Carolina banker is always as close as a phone call or visit to a branch...why we make sure we have the right amount of knowledgeable and friendly employees to assist customers when they need them...why we live and work in the communities we serve so that our customers always know us, and don't just become another nameless account number.

Whether opening the first checking account, planning retirement, saving for a special vacation or funding a new business, Bank of North Carolina works with the same effort, eagerness and energy for each and every customer.

We strive to provide the right combination of personalized banking products and services with the latest in convenient and affordable options. We want to be our customers' long-term partner in financial success, today and in the future.



Bill McMurray, SR VP, City Executive, Lexington

"We know you as only neighbors can, and that makes all the difference in the friendly, professional service we provide."

—Bill McMurray



Ledford Medical Electronics

Left to Right:
Chuck Ledford, Rick Callicutt, BNC. Mike Ledford, Hank Ledford, Sallye Kirkpatrick

"In today's small business, entrepreneurial environment, quick but well thought out decisions are crucial to success. These characteristics are the foundation that formed the relationship between Bank of North Carolina and Ledford Medical Electronics. From complex transactions to acquiring the necessary assets to compete in today's business world, Bank of North Carolina has delivered all aspects of these needs for the Ledford family business. Rick and his team learned our business quickly, assessed our needs and delivered in a manner that was friendly, courteous, professional and by the book. It is a pleasure to do business with Bank of North Carolina."

—Chuck Ledford


40 LUXURY
TOWNHOMES
DEVELOPED BY
AEA/TDG, LLC
CONSTRUCTION BY
FINANCING
PROVIDED BY
BANK of
NORTH CAROLINA

AEA Development has joined with Taylor Oil Company to build Highland Park Town Homes in Winston-Salem

Left to Right:
Scott Davis, BNC SVP, Regional Executive
Adam Flippin, BNC VP, Senior Commercial Loan Officer
Kerry Avant, Managing Partner, AEA Development
Jerry Kapp, VP, Commercial Loan Officer

"The Bank of North Carolina has experienced people who understand our market and financing needs. They take a long-term view of our business relationship characterized by responsiveness, flexibility, and a high-touch level of customer service."

—Kerry Avant



Left to Right:
Casey Mott, Financial Network Advisor, Doris and JB Conner

"We prefer to work with a local home town bank. We really like the people and the atmosphere when we go into our branch. We just love Casey too. He's the nicest young man, and so easy to work with. Using Bank of North Carolina is like dealing with friends."

—JB and Doris Conner



Left to Right:
David Mayfield, Afton Village
Keith Chalmers, Vice President/Commercial Lender

"Bank of North Carolina has proven to be a banking partner who is knowledgeable and responsive to the unique needs that a non-conventional community such as Afton Village has. Keith Chalmers and his support staff in Salisbury are never afraid to think outside of the box and take pride in the ability to make decisions locally and in a timely manner. I look forward to completing this project with a great team of bankers behind me. It is really the best banking experience I ever had."

—David Mayfield

Smart Expansion... Extending Our Reach To New Markets.



New High Point Branch









During 2004, Bank of North Carolina continued its unique, but highly successful, expansion plan. The concept is simple - We combine extraordinary bankers with high growth markets.

And the concept works. While our growth goals are aggressive, our strategic plan dictates that we emphasize a fine balance between our growth in assets, earnings and capital.

We begin by identifying high growth markets in North Carolina that give us an opportunity to capitalize on our strength - providing loan solutions tailored to our customers' needs. Next, we hire experienced, seasoned local bankers and support staff that shares our companywide philosophy of unrivaled service to our customers and communities. As our partnership with this new community grows, we work with the bankers and their customers to determine what other financial services are needed. Only after this careful examination do we expand our offerings, giving consumers what they need at the most affordable rate and in the most personalized manner.

Not only is this method "customer-friendly," it has proven to produce positive results for our shareholders much more quickly than traditional branch expansion. Our entries into the High Point and Salisbury markets in 2003 were so successful that by the end of 2005 we will have full-service offices in both markets.

Construction began on the High Point office in early 2004, and by February of 2005, the full-service office was open for business. With a strong foundation created by the success of our loan production operation, in only a short period, the full-service office has been very well received by the High Point community.

New Salisbury Branch opening in 2005


BANK OF NORTH CAROLINA

And the Salisbury office is following this same, successful path. Plans are underway to begin construction of a full-service branch in this city, with opening expected in 2005.

By following this strategy, we are able to make even larger commitments to these communities in terms of facilities, staff, banking services and community support.

We are in the process of expanding our current mortgage office in Winston-Salem to include commercial and private consumer lending services. As this office grows, so will the expansion of services we offer.


I-85 NORTH / SOUTH
I-40 EAST / WEST
Ashe
Alleghany
Surry
Stokes
Rockingham
Caswell
Warren
Northampton
Gates
Hertford
Halifax
Bertie
Watauga
Wilkes
Yadkin
Forsyth
Alamance
Franklin
Nash
Caldwell
Alexander
Davie
Randolph
Chatham
Edgecombe
Martin
Tyrrell
Dare
Madison
Yancey
Wilson
Pitt
Beaufort
Hyde
Swain
Graham
Lincoln
Rutherford
Polk
Cleveland
Gaston
Stanly
Montgomery
Moore
Lee
Harnett
Greene
Lenoir
Craven
Macon
Clay
Union
Anson
Hoke
Sampson
Duplin
Jones
Onslow
Robeson
Bladen
Columbus
Brunewick

NORTH CAROLINA GROWTH BY COUNTY

- HIGH GROWTH MARKET- BNC OFFICE
- HIGH GROWTH MARKET- BNC LENDING AREA
- HIGH GROWTH MARKET
- MEDIUM GROWTH MARKET
- SLOW GROWTH MARKET

Information based on Market Scoring Analysis by Raymond James & Associates.

Smart Awareness... Spreading the Message.



Now you can get online with Bank of North Carolina.
BANK of NORTH CAROLINA
www.bankofnc.com



We make your business our business.
services for you live.
BANK of NORTH CAROLINA



Making the Dream of Homeownership a Reality
Jenny Triplett
Jenny Triplett has been helping citizens in this community qualify for home mortgages for more than 20 years. That is why Bank of North Carolina is pleased to announce her appointment as Mortgage Lender for Mt. Airy.
Jenny Triplett
One of the leading mortgage bankers in the area.
Dedicated to clients.
Highly knowledgeable and experienced.
Active member of the community.
Bank of North Carolina
One of the strongest and most stable community banks in North Carolina.
Serving individuals and small- to medium-sized businesses.
Offering traditional and innovative mortgage, equity, commercial and real estate loan products.
Give Jenny a call
336-786-6656
to see how she can serve you even better, with Bank of North Carolina at her side.
707 West Pine Street, Suite 900
Mt. Airy, NC 27030
BANK of NORTH CAROLINA
Nobody Knows You Like We Do.
Member FDIC



Free Checking for Life
BNC BANCORP

During 2004, Bank of North Carolina continued to attract customers through its advertising campaigns. The result has been an increase in new customers, an increase in the number of services per customer, and a greater awareness of Bank of North Carolina.

The On-Line Banking service campaign, continued from 2003, lets our customers know that our bank provides the latest in technology services to supplement our personalized service.

Campaigns for our Free Checking and Automatic Overdraft Privilege also proved successful in raising awareness of the Bank in an often cluttered sea of similar offers from competitors.

Check 21 has made it legal for financial institutions to accept digital images of personal checks. The intention of this new law is to improve the overall efficiency of the country's payment system.

Finally, we used an aggressive campaign to announce the opening of our new High Point office. Through print advertising and billboards, existing loan


Have You Heard?
What does this mean to you as a Bank of North Carolina customer?
If you have any questions please contact your local branch.
BANK of NORTH CAROLINA
www.bankofnc.com


When you need it...
it's there.
When you need it...
it's there.


AUTOMATIC
Overdraft Privilege
BANK of NORTH CAROLINA
www.bankofnc.com

customers and potential new banking customers were invited to "come see what the hoopla is all about." Interest has been high and turnouts were large at the 2005 grand opening. Visiting customers were treated to give-a-way prizes, including a sign-up drawing to win a Play Station or High Definition large screen TV.


See what the HOOPLA'S
all about at High Point's
newest bank.
BANK of NORTH CAROLINA
801 North Elm Street
GRAND OPENING • March 21-25


Money for anything you want.
On the house.
BANK of NORTH CAROLINA
LINE OF CREDIT
On the house.

BNC Bancorp Directors

W. Groome Fulton, Jr.
Chairman of the Board
BNC Bancorp and Bank of North Carolina
Chairman of the Board, Fulton Associates, Inc.

W. Swope Montgomery, Jr.
President and Chief Executive Officer
BNC Bancorp and Bank of North Carolina

Larry L. Callahan
President/Owner, Triad Land Surveying

Richard D. Callicutt, II
Executive Vice President and Chief Operating Officer
BNC Bancorp and Bank of North Carolina

Joseph M. Coltrane, Jr.
Attorney at Law

Lenin M. Peters, M.D.
President, Bethany Medical Center

Thomas R. Smith, CPA
Owner, Thomas R. Smith & Associates P.A.

Colon E. Starrett
Manager, Rex Oil Company

Robert A. Team, Jr.
President, Carolina Investment Properties, Inc.

D. Vann Williford
President, Atlantic Coast Toyota Lifts, Inc.

Richard F. Wood
Secretary, BNC Bancorp and Bank of North Carolina
Financial Advisor/Stock Broker
Wachovia Securities

Bob M. Burleson
Director Emeritus

D. Kermit Cloniger
Director Emeritus

John J. Collett, Jr.
Director Emeritus

Lloyd M. Higgins, M.D.
Director Emeritus

Carlyle A. Nance, Jr.
Director Emeritus

Bank of North Carolina Officers

W. Swope Montgomery, Jr. – President & Chief Executive Officer

Richard D. Callicutt, II – Executive Vice President & COO

David B. Spencer – Executive Vice President & CFO

Scott W. Davis – Senior Vice President, Regional Executive,
Forsyth and Surry Counties

Mark N. Lewis – Senior Vice President, Regional Executive,
Rowan and Cabarrus Counties

Wayne F. Mabe – Senior Vice President, City Executive, Kernersville

William H. McMurray – Senior Vice President, City Executive, Lexington

John F. Stunda – Senior Vice President, City Executive, Archdale

G. Gwen Beck – Vice President

Larry W. Brown – Vice President

R. Keith Chalmers – Vice President

D. Adam Flippin, Jr. – Vice President

Daren C. Fuller – Vice President

Tina C. Greene – Vice President

Walter F. Hoffman – Vice President

C. Scott Isley – Vice President

Jerry W. Kapp – Vice President

Janie S. Kennedy – Vice President

Drema A. Michael – Vice President/Controller

Bonnie M. Murdock – Vice President/Assistant Secretary

E. Brooks Nash, Jr. – Vice President

Joyce Overstreet – Vice President

Jawn B. Scott – Vice President

Virginia M. Smith – Vice President

W. Earl Snipes – Vice President

Ann L. Walker – Vice President

Regulatory and Securities Counsel

Brooks, Pierce, McLendon, Humphrey and Leonard, LLP
2000 Renaissance Plaza
230 N. Elm Street
Greensboro, NC 27420

Independent Auditors

Dixon Hughes PLLC
408 Summit Drive
Sanford, NC 27330

Stock Transfer Agent

Registrar & Transfer Company
10 Commerce Drive
Cranford, NJ 07016

Stock Symbol

BNCN

Market Makers

Scott & Stringfellow, Inc.
Ryan Beck & Co.
Sandler, O'Neill & Partners, L.P.
Trident Securities, Inc.
Wachovia Securities, Inc.
Raymond James & Associates
Monroe Securities, Inc.

Banking Locations

Thomasville
831 Julian Avenue
Thomasville, NC 27360
Phone: (336) 476-9200

1317 National Highway
Thomasville, NC 27360
Phone: (336) 474-1100

Archdale
113 Trindale Road
Archdale, NC 27263
Phone: (336) 431-1200

Lexington
115 E. Center Street
Lexington, NC 27292
Phone: (336) 224-2621

Kernersville
211 Broad Street
Kernersville, NC 27284
Phone: (336) 996-1776

Oak Ridge
8000 Linville Road
Oak Ridge, NC 27310
Phone: (336) 643-1776

High Point
801 N. Elm St.
High Point, NC 27262
Phone: (336) 887-9200

Winston Salem Loan Production Office
1336 Westgate Center Drive
Winston Salem, NC 27103
Phone: (336) 774-2944

Salisbury Loan Production Office
132 E. Innes Street
Salisbury, NC 28144
Phone: (704) 433-3436

Mount Airy Loan Production Office
707 West Pine Street, Suite 900
Mount Airy, NC 27030
Phone: (336) 786-6656

BNC Access 24
(336) 476-3900
(336) 992-3133
(24 Hour Access to Account Information)

INCLUDED IN THE MATERIAL MAILED TO EACH STOCKHOLDER IS FORM 10-K, BNC BANCORP ANNUAL REPORT, WHICH HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. ALL FINANCIAL INFORMATION CONTAINED IN THIS SUMMARY ANNUAL REPORT SHOULD BE READ IN CONJUNCTION WITH BNC BANCORP'S AUDITED FINANCIAL STATEMENTS IN THE FORM 10-K.

BNC BANCORP